March 21, 2008

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation Response to Comment Letter dated January 25, 2008 Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

On behalf of CDC Corporation (the “Company”), set forth below are responses to the comment letter dated January 25, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 20-F”).

Please note that the Company is in the process of preparing an Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”) with the changes described below and in responses provided to the Staff prior to the date hereof.

Additionally, on March 17, 2008, management and the audit committee of the board of directors of the Company concluded that the financial statement footnote disclosure of segment net income (loss) for fiscal year ended December 31, 2006 contained in Footnote 27 of Notes to Consolidated Financial Statements included in the 2006 20-F contained two classification errors. The Company intends to restate certain amounts presented in the business segment footnote when it files the Form 20-F/A.

The Company respectfully requests that it be permitted to review any subsequent comments the Staff may have to the responses set forth herein prior to completing and filing the Form 20-F/A, such that the Company may reflect any subsequent Staff comments in the Form 20-F/A.

Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the 2006 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	In your response to several of our prior comments, you committed to make revisions to your December 31, 2006 Form 20-F by filing an amendment. Please note that we cannot complete our review until you file this amendment and we review the amendment for compliance with our prior comments.

The Company acknowledges the Staff’s comment and will provide the Staff with a draft copy of the Form 20-F/A for the Staff’s review and comment prior to filing the Form 20-F/A via Edgar.

Item 5A – Management’s Discussion and Analysis – Results of Operations, page 119

2.	We note your response to our prior comment 2 and have the following additional comments:

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We note that you have provided in Note 27 a brief description of items that are excluded from your reportable segments and are included in Corporate and Other Unallocated Amounts. Based on your proposed segmental analysis of net income, it is unclear that your current disclosure fully describes the types of expenses that are reflected as Corporate and Other Unallocated Amounts. Please revise your disclosure, either here or in Note 27, to better describe to your readers the types of expenses that you classify as Corporate and Other Unallocated Amounts, as we believe this provides your readers with additional insight into your segmental results.

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Please briefly disclose, either in here or in Note 27, your policy for allocating any centrally incurred costs to your reportable segments. We believe this will provide your readers with additional insight into your segmental results. Refer to paragraph 31(b) of SFAS 131.

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Additionally, please either confirm to us that your methodology for allocating centrally incurred expenses to your segments has not changed during the periods presented, or expand your segmental analysis of net income to address how your methodology has changed and the impact this has on the comparability of segmental results for the periods presented. Refer to paragraph 31(d) of SFAS 131.

The Company informs the Staff that it will revise its disclosure within Note 27 on page F-79 of the 2006 20-F to clearly address the Staff’s comments, as follows:

“Information about Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenues and segment net income (loss). The following items are included in the evaluation of segment performance: revenues from external customers, depreciation and amortization, net interest income and expense, income tax benefit (expense) and net income (loss). The Company also uses segment net income (loss) as the measure of segment profitability and excludes purchase intangible assets amortization and other acquisition related expenses from its reportable segments and includes such items in the reconciling line for corporate and other unallocated amounts. In addition to these items, the Company includes the following items on the corporate and other unallocated amounts line: corporate general and administrative expenses related to statutory, legal and audit compliance, interest expense related to Corporate level debt, amortization of debt discount and gain (loss) on the change in fair value of derivatives related to the Company’s convertible notes, interest income and gain (loss) on the disposal of corporate held securities, and minority interest in the earnings or losses of consolidated investees. Information about assets and liabilities other than the total segment assets is not reported separately for each segment because this information is not produced internally. The accounting policies of the reportable segments are the same as those described in Note 2.”

Furthermore, the Company informs the Staff that it does not allocate any centrally incurred expense to its reportable segments. This methodology is consistent within each of the periods presented.

In addition to the above, the Company informs the Staff that in connection with the research and preparation of this response, it discovered that the financial statement footnote disclosure of segment net income (loss) that was presented in Note 27 on page F-80 of the Notes to Consolidated Financial Statements in the 2006 20-F contained two classification errors. The first error resulted in approximately $6.3 million of purchased intangibles amortization expense related to certain acquisitions being improperly allocated to the Software and Business Services segments. Such purchased intangible amortization should have been included in the measurement of Corporate segment net income (loss). The second error related to an inter-company consolidation adjustment within the Mobile Services and Applications segment of approximately $8.5 million that was improperly allocated to the Corporate segment. The following table illustrates the impact of these errors:

	As Previously Reported	As Restated	Difference
	Year ended December 31, 2006
Segment net income (loss):
Software	$11,878	$16,811	$4,933
Business Services	2,565	3,887	1,322
Mobile Services and Applications	6,152	(2,367)	(8,519)
Internet and Media	528	528	—
CDC Games	12,160	12,160	—

	33,283	31,019	(2,264)
Corporate and other unallocated amounts	(22,443)	(20,179)	2,264

Total consolidated net (loss) income	$10,840	$10,840	$—

The Company informs the Staff that it will revise its disclosure to be consistent with the above.

Item 18 – Financial Statements

Note 2(L) – Summary of Significant Accounting Policies – Revenue Recognition, page F-15

3.	We note your response to the fourth bullet point of our prior comment 10. Please consider disclosing somewhere in your filing the fact that returns of your prepaid cards have not historically been significant, as we believe this is useful information to your readers.

The Company informs the Staff that it will revise its disclosure on page F-19 of the 2006 20-F to address the Staff’s comments, as follows:

“Revenue from CDC Games is principally derived by providing online game services in the Peoples Republic of China. CDC Games operates its Massively Multiplayer Online Role-Playing Games (“MMORPGs”) under two models. The first revenue model is the traditional subscription based pay-to-play, where users purchase pre-paid cards (the “PP-Cards”) to play for a fixed number of hours. The second revenue model is free-to-play, under which players are able to access the games free of charge, but may choose to purchase in-game merchandise or premium features to enhance their game playing experience. Such purchases can only be made through the use of PP-Cards.

End users are required to activate their PP-Cards by using access codes and passwords to exchange the value of these cards into game points, which are then deposited into their personal accounts. Points are consumed for online game services by trading them either for a pre-specified length of game playing time, in-game merchandise or premium features sold at online game stores.

All prepaid fees received by CDC Games from distributors are initially recognized as deferred revenue and revenue is recognized when the registered points are consumed for online game services, i.e., when game playing time occurs, in-game merchandise or premium features are delivered, or when the end customers are no longer entitled to access the online game services after the expiration of the PP-Cards. Distributors are permitted to return unsold PP-Cards under certain circumstances, including the termination of the game and the disqualification of distributor status. Returns of PP-Cards during 2006 were not material.”

Note 6 – Investments, page F-35

4.	We note your response to our prior comment 11 where you indicate that the Company anticipates recording an other than temporary impairment charge during the fourth quarter of fiscal 2007 for your CLO Investment. Tell us the amount of other-than-temporary impairment charge recorded for this investment. Further, when preparing your upcoming Form 20-F for December 31, 2007, please be advised of the SEC Division of Corporation Finance’s December 2007 “Sample Letter Sent to Public Companies that have Identified Investments in Structured Investment Vehicles, Conduits or Collateralized Debt Obligations (Off-balance Sheet Entities)” which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfoffbalanceltr1207.htm.

The Company informs the Staff that it will record an impairment charge of $7.0 million related to its CLO Investment during the quarter ended December 31, 2007.

Furthermore, the Company acknowledges the SEC Division of Corporation Finance’s December 2007 “Sample Letter Sent to Public Companies that have Identified Investments in Structured Investment Vehicles, Conduits or Collateralized Debt Obligations (Off-balance Sheet Entities)” and will incorporate the applicable disclosures in its Form 20-F for December 31, 2007.

As requested, in connection with responding to the comments of the Staff of the Commission, the Company acknowledges the following:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443.

Sincerely,

/s/ James W. FitzGibbons

James W. FitzGibbons

Chief Accounting Officer, CDC Corporation

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